Meeder Funds
6125 Memorial Drive
Dublin, OH 43017

April 21, 2017

Ms. Kathy Churko
United States Securities & Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Dear Ms. Churko:

In connection with your recent review of the annual report, Form N-CSR, prospectus, and other materials for the Meeder Prime Money Market Fund and the Meeder Institutional Prime Money Market Fund (together the “Funds”) for the fiscal year ended December 31, 2016, the following letter is in response to your findings and conclusions that were discussed telephonically on March 29, 2017.

1) Annual Report – Unconditional Demand Notes Maturity Dates

On the Schedule of Investments for each of the Funds, you stated that all demand notes with unconditional demand features should reflect the earlier of (i) the date the principal amount of the note can be recovered through demand, or (ii) the final stated maturity date.

Response: We agree that the maturity dates shown on the Schedules of Investments should reflect the earlier of the next demand date or stated maturity date. We have reviewed all securities held in both Funds and noted one holding (Federal Farm Credit Bank, 0.74%, due 3/22/17, CUSIP 3133EDVP4) where the final stated maturity date of 3/22/17 was disclosed instead of the next demand date of 1/3/17. The note has since matured. All other securities with demand features reflect the earlier of the next demand date or the stated maturity date. It is our intention to continue to disclose the earlier of the next demand date or stated maturity date in future reports.

2) Annual Report – Disclosure Language for Liquidity Fees and Redemption Gates Provisions

You stated that the Funds should consider adding disclosure language in the footnotes of the annual report for the liquidity fees and redemption gates provisions as a result of money market fund reform.

Response: We agree that disclosure language surrounding the provisions of liquidity fees and redemption gates should be added to the footnotes of the financial statements to provide helpful disclosure to the shareholders of the Funds. The following language will be added in the next semiannual report and all subsequent reports: “Under applicable rules governing money market funds, if the Money Market Funds’ weekly liquid assets fall below 30% of its total assets, the Money Market Funds’ board, in its discretion, may impose liquidity fees of up to 2% of the value of the shares redeemed and/or redemption gates. In addition, if the Money Market Funds’ weekly liquid assets fall below 10% of its total assets at the end of any business day, the Money Market Funds must impose a liquidity fee of at least 1% on shareholder redemptions unless the Money Market Funds’ board determines that not doing so is in the best interests of the Money Market Funds. Liquidity fees would reduce the amount a Money Market Fund shareholder receives upon redemption of its shares. Liquidity fees and redemption gates are most likely to be imposed, if at all, during times of extraordinary market stress.” Similar language can also be found in the Money Market Funds’ prospectus.

3) Website Disclosures – SEC Link

After filtering through the Meeder Funds website, you stated that you were unable to locate a link to a website of the Securities and Exchange Commission where a user may obtain the most recent 12 months of publicly available information filed by the Meeder Money Market Funds.

Response: A hyperlink to a website of the Securities and Exchange Commission exists in the PDF of the monthly holdings reports for both Funds on the Meeder Funds website. The link is located at:

http://www.meederinvestment.com/Products-and-Services/Mutual-Funds/Fact-Sheets/Meeder-Prime-Money-Market-Fund/Portfolio-Holdings for the Prime Money Market Fund and http://www.meederinvestment.com/Products-and-Services/Mutual-Funds/Fact-Sheets/Meeder-Institutional-Prime-Money-Market-Fund/Portfolio-Holdings for the Institutional Prime Money Market Fund.

We have added the link to a more conspicuous place on the website. It is now also located at:

http://www.meederinvestment.com/Products-and-Services/Mutual-Funds/Fact-Sheets/Meeder-Prime-Money-Market-Fund/Share-Class/Retail for the Prime Money Market Fund and http://www.meederinvestment.com/Products-and-Services/Mutual-Funds/Fact-Sheets/Meeder-Institutional-Prime-Money-Market-Fund/Share-Class/Institutional for the Institutional Prime Money Market Fund.

The Registrant acknowledges:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in its filing of the above referenced annual report.

2.
Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.

3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact me at (614) 760-2139.

Very truly yours,

/s/ Bruce E. McKibben
Bruce E. McKibben, Treasurer